Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú presents the best proposal for managing the

Accounts of the Alagoas state government

Banco Itaú Holding Financeira S.A. (Itaú Holding) announces to the market that at a public tender bid held on December 19, Banco Itaú S.A. (Itaú) presented the best financial proposal for providing payroll services for active and retired State of Alagoas civil service employees over a five-year period. These services will involve the paying out of monthly amounts of approximately R$ 90 million in addition to the payment of state suppliers and creditors, the centralization of the collection of all state tax revenues as well as the handling of payroll debits in settlement of personal credit lines.

As a result of the tender bid, the bank is to make a cash payment of R$ 68.1 million, higher than the minimum price of R$ 42 million. With the conclusion of this operation, Itaú will increase its customer base in the state of Alagoas four fold to 63,800, 74% of which being located in the state capital, Maceió. In line with customary practice, this payment will be registered as an “Anticipated Expense” and recognized proportionally over the life of the contract. The contract is currently in the preparatory phase prior to adjudication and ratification by the State.

Itaú is to offer banking products and services, and insurance and retirement policies to the state civil service employees thus generating additional business volume for the bank’s branch network in the state of Alagoas. Itaú is expanding its business in the Northeast Region of Brazil with an enhanced branch network in Maceió as well as all areas of the State through the installation of new points of service in the eight leading upcountry cities.

“With the conclusion of this operation, Itaú underscores its strategy of sustainable growth, expanding its focus in the personal credit segment. We shall be generating important additional resources for the development of Alagoas as well as opening up new areas of business in the State, and contributing to the generation of wealth in the region”, says Ronald Anton de Jongh, Itaú’s executive vice president.

Alagoas’ civil service employees will enjoy the most comprehensive package of products and services available anywhere in the market together with the convenience that Itaú provides through its network of more than three thousand points of sale and more than 21,000 ATMs throughout Brazil and competitive Bankfone and Bankline services which can be accessed via the www.itau.com.br portal.

São Paulo-SP, December 21 2005.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL Investor Relations Officer